Exhibit 5.1

Tel 713.758.2222    Fax 713.758.2346

November 13, 2015

Rice Midstream Partners LP

400 Woodcliff Drive

Canonsburg, Pennsylvania 15317

Ladies and Gentlemen:

We have acted as counsel to Rice Midstream Partners LP, a Delaware limited partnership (the “Partnership”), in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the offering and sale of up to an aggregate of 13,409,961 common units (the “Common Units”) representing limited partner interests in the Partnership that may be sold from time to time by the selling unitholders named in the Registration Statement on Form S-1 (the “Registration Statement”) proposed to be filed by the Partnership with the Securities and Exchange Commission.

As the basis for the opinion hereinafter expressed, we examined such statutes, including the Delaware Revised Uniform Limited Partnership Act (the “Delaware LP Act”), and the Partnership’s respective records and documents, certificates of the Partnership and public officials, and other instruments and documents as we deemed necessary or advisable for the purposes of this opinion. In such examination, we have assumed the authenticity of all documents submitted to us as originals and the conformity with the original documents of all documents submitted to us as copies.

Based on the foregoing and on such legal considerations as we deem relevant, we are of the opinion that (i) the Partnership has been duly formed and is validly existing as a limited partnership under the Delaware LP Act, (ii) the Common Units have been duly authorized and are validly issued, fully paid and non-assessable and (iii) purchasers of the Common Units will have no obligation under the Delaware LP Act, the Partnership’s governing documents or any resolution or other action taken under the Partnership’s governing documents, to make further payments to the Partnership or its creditors for their purchase of Common Units or contributions to the Partnership or its creditors solely by reason of their ownership of Common Units or their status as limited partners of the Partnership and no personal liability for the debts, obligations and liabilities of the Partnership, whether arising in contract, tort or otherwise, solely by reason of being limited partners of the Partnership.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh San Francisco Tokyo Washington	1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 Tel +1.713.758.2222 Fax +1.713.758.2346 www.velaw.com

November 13, 2015 Page 2

The foregoing opinion is limited to the federal laws of the United States of America, the Constitution of the State of Delaware and the Delaware LP Act, each as interpreted by the federal courts and the courts of the State of Delaware, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.

We hereby consent to the reference to us under the heading “Validity of Our Common Units” in the Registration Statement and the filing of this opinion as an exhibit to the Registration Statement. By giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act and the rules and regulations thereunder.

Very truly yours,

/s/ Vinson & Elkins L.L.P.

Vinson & Elkins L.L.P.